Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 27, 2017, relating to our audits of the balance sheets of Jiff, Inc. as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended in the Current Report on Form 8-K/A of Castlight Health, Inc. dated April 3, 2017 for the registration of shares of its Class B Common Stock to be issued under assumed stock options granted under the Jiff, Inc. 2010 Stock Plan.

/s/ Frank, Rimerman + Co, LLP.
Palo Alto
October 27, 2017